United States securities and exchange commission logo





                            July 6, 2023

       Howard Crosby
       Chief Executive Officer
       LGX Energy Corp.
       6 1/2 N. 2nd Ave., Suite 201
       Walla Walla, WA 99362



                                                        Re: LGX Energy Corp.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed June 26, 2023
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed July 3, 2023
                                                            File No. 024-12189

       Dear Howard Crosby:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023 letter.

       Amendment No. 3 to Form 1-A

       Business
       Natural Gas and Oil Reserves
       Reserve Estimates, page 34

   1. We have read your response to prior comment 5 but reissue our comment as we are unable to locate cautionary
language clarifying that your estimates of probable reserves and cash flows have not been
adjusted for uncertainty, and therefore may not be comparable and
 Howard Crosby
LGX Energy Corp.
July 6, 2023
Page 2
      should not be summed with estimates of proved reserves. Refer to the requirements in
      Item 1202(a)(5) of Regulation S-K and to question 105.01 in the Compliance and
      Disclosure Interpretations (   C&DIs   ) regarding Oil and Gas Rules.
2. We have read your response to prior comment 7 but reissue our comment in part as we are unable to locate disclosure on page 35 stating your future cash flows include the costs to abandon your proved and probable properties. Please expand the discussion in footnote (1)
      or elsewhere on page 35 to include this clarification.
Reserve Estimation Process, Controls and Technologies,, page 35

3. We have read your response to prior comment 11 but reissue our comment as we are unable to locate a discussion of the internal controls used by your management in your reserves estimation effort. Please refer to the last paragraph on page 35 of Amendment
      No. 1 that clarifies the steps used, including a review of the property interests being appraised, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, geosciences and engineering data, and other information and the review by your President and the board to assure the reasonableness of the results obtained. For further guidance, please refer to Item 1202(a)(7) of Regulation S-K. Notes to Financial Statements
Note 10-Supplemental Information on Oil Operations
Standardized Measure, page F-25

4. We have reviewed your expanded disclosure in response to prior comment 12 but reissue our comment in part as we are unable to locate your disclosure of a reconciliation of the changes that occurred in the standardized measure of discounted cash flows for the period inception to April 30, 2022. Please refer to FASB ASC 932-235-50-35 and Example 6 in
      FASB ASC 932-235-55-7.
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or
Brad
Skinner at (202) 551-3489 if you have questions regarding engineering comments and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Mitchell Austin,
Staff Attorney, at (202) 551-3574 with any other questions.



                                                            Sincerely,
FirstName LastNameHoward Crosby
                                                            Division of
Corporation Finance
Comapany NameLGX Energy Corp.
                                                            Office of Energy &
Transportation
July 6, 2023 Page 2
cc:       Thomas J. Beener, Esq.
FirstName LastName